Filed pursuant to Rule 253(g)(2)

File No. 024-12373

U.S. SECURITIES AND EXCHANGE COMMISSION

SUPPLEMENT TO THE OFFERING CIRCULAR

QUALIFIED ON SEPTEMBER 27, 2024

DATED NOVEMBER 27, 2024

SKY QUARRY INC.

707 W. 700 S. Suite 101

Woods Cross, UT 84087

(424) 394-1090

www.skyquarry.com

Best Efforts Offering of up to 3,333,333 Shares of Common Stock

Agent Warrants for the Purchase of up to 76,666 Shares of Common Stock

Up to 76,666 Shares of Common Stock Underlying Agent Warrants

Up to 4,852,224 Shares of Common Stock Underlying Investor Warrants

(collectively, the “Offering”)

The purpose of this Supplement is to incorporate the Company’s interim financial statements filed in the Company’s Quarterly Report on Form 10-Q on November 14, 2024, which is incorporated herein by reference.

This Offering Circular is part of an Offering Statement that we filed with the SEC using a continuous offering process pursuant to Rule 251(d)(3)(i)(F) under the Securities Act. Periodically, we may provide an offering circular supplement that would add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports that we will file periodically with the SEC. The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.